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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 5
                    Under the Securities Exchange Act of 1934

                            SUPER 8 MOTELS III, LTD.
                                (Name of Issuer)

         UNITS REPRESENTING ASSIGNMENTS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                              Christopher K. Davis
                           Everest Properties II, LLC
                     199 South Los Robles Avenue, Suite 440
                           Pasadena, California 91101
                                 (626) 585-5920
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 20, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


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This  Amendment No. 5 amends the Schedule 13D filed with the Commission on April
30, 1997, as amended to the date hereof (the "Schedule 13D"). Capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D. The following items are amended as follows:

Item 4.   Purpose of Transaction

Item 4 is hereby amended to reflect that certain of the parties filing this statement have settled certain litigation in both the California Superior Court and the U.S. District Court for the Eastern District of California involving the Partnership and its general partner. The settlement agreement provides, among other things, that the Partnership's general partner must market the Partnership's properties and has until June 30, 1998 to evaluate and negotiate one or more contracts to sell the properties; and that the general partner must submit to the limited partners of the Partnership any bona fide offer to purchase one or more of the properties for at least 75% of the appraised value.

Certain of the parties filing this statement have also entered into an agreement with Mark Grotewohl, the son of the controlling shareholder of the general partner, agreeing to vote their Partnership units to approve a sale of the Partnership's properties to Mr. Grotewohl or his designee at a cash price equal to the appraised value of the properties, if certain additional conditions are met.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to reflect that certain of the parties filing this statement have settled certain litigation in both the California Superior Court and the U.S. District Court for the Eastern District of California involving the Partnership and its general partner. The settlement agreement provides, among other things, that the Partnership's general partner must market the Partnership's properties and has until June 30, 1998 to evaluate and negotiate one or more contracts to sell the properties; and that the general partner must submit to the limited partners of the Partnership any bona fide offer to purchase one or more of the properties for at least 75% of the appraised value.

Certain of the parties filing this statement have also entered into an agreement with Mark Grotewohl, the son of the controlling shareholder of the general partner, agreeing to vote their Partnership units to approve a sale of the Partnership's properties to Mr. Grotewohl or his designee at a cash price equal to the appraised value of the properties, if certain additional conditions are met.


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                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 9, 1998



                         EVEREST/MADISON INVESTORS, LLC

                         By:      EVEREST PROPERTIES, LLC, Manager


                                  By:  /s/ DAVID I. LESSER
                                       --------------------------
                                       David I. Lesser
                                       Executive Vice President


                         EVEREST LODGING INVESTORS, LLC

                         By:      EVEREST PROPERTIES II, LLC, Manager

                                   By:  /s/ DAVID I. LESSER
                                        --------------------------
                                        David I. Lesser
                                        Executive Vice President


                         EVEREST PROPERTIES, LLC


                            By: /s/ DAVID I. LESSER
                              --------------------------
                                David I. Lesser
                              Executive Vice President



                          EVEREST PROPERTIES II, LLC

                            By: /s/ DAVID I. LESSER
                              --------------------------
                                David I. Lesser
                              Executive Vice President